UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 0-18786

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PICO HOLDINGS, INC.
875 Prospect Street, Suite 301
La Jolla, California 92037

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2006 AND THE THREE-MONTH PERIOD ENDED DECEMBER 31, 2005:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4–7

SUPPLEMENTAL SCHEDULE —	8

Form 5500 — Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2006	9

NOTE:     All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting
          and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE	10

EXHIBITS INDEX	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PICO Holdings, Inc. Employees 401(k)
Retirement Plan and Trust
Columbus, Ohio
We have audited the accompanying statements of net assets available for benefits of PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006 and the three-month period ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 and the three-month period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note 2 to the financial statements, in 2006 the Plan changed its method of accounting for common collective trust funds to conform to Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1 and, retrospectively, adjusted the 2005 financial statements for the change.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2006 financial statements taken as a whole.
/s/ Deloitte & Touche LLP
June 28, 2007

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS

INVESTMENTS:
Mutual funds	$5,729,505	$4,940,246
Common stock	1,983,461	1,842,839
Common collective trust fund	1,426,635	1,251,400

Total investments	9,139,601	8,034,485

RECEIVABLES—Employer’s profit sharing contributions	253,758	49,421

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	9,393,359	8,083,906

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	28,713	25,800

NET ASSETS AVAILABLE FOR BENEFITS	$9,422,072	$8,109,706

See notes to financial statements.

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006
AND THE THREE-MONTH PERIOD ENDED DECEMBER 31, 2005

	2006	2005
ADDITIONS:
Interest and dividends	$358,771	203,774
Net appreciation (depreciation) in fair value of investments	413,863	(182,009)
Contributions:
Employer	414,896	78,079
Participants	318,253	71,231
Other	2,714

Total additions	1,508,497	171,075

BENEFITS PAID TO PARTICIPANTS	196,131	136,443

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	1,312,366	34,632

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	8,109,706	8,075,074

End of year	$9,422,072	$8,109,706

See notes to financial statements.

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2006
AND THE THREE-MONTH PERIOD ENDED DECEMBER 31, 2005
1.	DESCRIPTION OF PLAN

The following description of the PICO Holdings, Inc. Employees 401(k) Retirement Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution 401(k) profit-sharing plan covering eligible employees as defined in the Plan Agreement of PICO Holdings, Inc. (the “Plan Sponsor”). The Plan was adopted to provide retirement benefits to employees of the Plan Sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and has been determined to be qualified for tax-exempt status by the Internal Revenue Service (IRS).

Effective October 1, 2005, the Plan year was changed from September 30 to December 31.

Contributions — Each year, participants may contribute up to the maximum allowed by law of pretax annual compensation, as defined in the Plan, currently $15,000. The Plan Sponsor matches up to 5% of the elective deferral of base compensation that a participant contributes to the Plan. The Plan Sponsor’s matching contribution does not begin until the first day of the quarter after an employee completes one year of service. Additional amounts which represent profit sharing, as defined in the Plan, may be contributed at the option of the Plan Sponsor’s board of directors.

Participant Accounts — Each participant’s account is credited with the participant’s contributions, employer matching contributions, earnings as applicable, and allocations of (a) the Plan Sponsor’s discretionary profit-sharing contributions and (b) Plan earnings, and debited for withdrawals as applicable. Forfeited balances of terminated participants’ nonvested accounts are used to first reinstate previously forfeited account balances of reemployed participants, and any remainder will be used to reduce the Plan Sponsor’s discretionary profit sharing contribution for the current or subsequent Plan year in which the forfeiture occurs. Forfeitures of $14,980 and $15,522 for year ended December 31, 2006 and three-month period ended December 31, 2005, respectively, were used to reduce the Plan Sponsor’s discretionary profit-sharing contribution.

Vesting — Participants are immediately vested in their contributions, the employer matching contributions, plus earnings thereon. Vesting in the Plan Sponsor’s discretionary profit-sharing contribution portion of their accounts plus actual earnings thereon is based on years of credited service in accordance with the following schedule:

Years of Service	Percentage
Less than three	0%
3	20
4	40
5	60
6	80
7 or more	100

Effective January 1, 2007, the vesting schedule for the Plan was amended, allowing participants to become partially vested after two years of service and fully vested after six years of service.

Investment Options — Upon enrollment in the Plan, a participant may direct 100% of elective deferrals, employer matching contributions, and discretionary profit-sharing amounts. A participant chooses from a number of different mutual fund options. In addition, participants are able to invest in the stock of the Plan Sponsor.

Loans to Participants — Loans to participants are not permitted under the Plan.

Payment of Benefits — Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or annual installments. If the value of the participant’s account is $5,000 or less, the Trustee shall distribute the entire vested account to the participant. No such amounts were payable at December 31, 2006 and 2005.

Plan Termination — While the Plan Sponsor has not expressed any intent to discontinue the Plan or its contributions thereto, it has the right to do so at any time, subject to the provisions of ERISA. In the event of partial or total termination of the Plan, participants’ account balances become fully vested and the disposition of the net assets must be made for the benefit of the participants or their beneficiaries (see Note 6).

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation — The accounting records of the Plan are maintained on the accrual basis. Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date.

Investment Valuation — Investments in mutual funds and PICO Holdings, Inc. common stock fund are valued at quoted market prices. Common collective trust funds are stated at fair value as determined by the issuer of the common/collective trust funds based on the fair market value of the underlying investments. Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.

The MCM Stable Asset Fund is a stable value fund that is a commingled pool of the Union Bond & Trust Company. The fund may invest in fixed interest insurance investment contracts, money market funds, corporate and government bonds, mortgage-backed securities, bond funds, and other fixed income securities. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Administrative Expenses — The Plan’s expenses are paid by the Plan Sponsor.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and the changes in net assets during the reporting period and disclosure of contingent assets at the date of the financial statements. Actual results could differ from those estimates.

Investment Risk — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Adoption of New Accounting Guidance—The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

3.	TAX STATUS

The IRS has determined and informed the Company, by a letter dated September 17, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since the latest determination letter. However, the Plan administrator believes the Plan, as currently designed, is in compliance and is being operated within the applicable requirements of the IRC.

4.	INVESTMENTS

The Plan’s investments which exceeded 5% of net assets available for benefits as of December 31, 2006 and 2005, consisted of the following:

	2006	2005
PICO Holdings, Inc., common stock	$1,983,461	$1,842,839
Mutual funds:
MCM Stable Asset Value Fund	1,426,635	1,251,400
Royce Premier Fund	929,614	1,017,366
Columbia Intermediate Bond Z	772,529	603,593
Washington Mutual Investors	867,869	530,825
Europacific Growth Fund	794,441	541,137
Growth Fund of America	577,910
American Century Ultra Fund		525,006
Dreyfus Emerging Markets		407,125
During the year ended December 31, 2006, and three-month period ended December 31, 2005, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated (depreciated) as follows:

	2006	2005
Net appreciation (depreciation) in fair value of investments whose fair value was determined by quoted market price:
Common stock	$144,584	$(161,162)
Mutual funds	269,279	(20,847)

Total	$413,863	$(182,009)

5.	RELATED-PARTY TRANSACTIONS

Plan investments include common stock of PICO Holdings, Inc. PICO Holdings, Inc. is the Plan Sponsor, Smith Barney Corporate Trust Company is the Plan custodian, and Citistreet Retirement Services is the recordkeeper. The Plan Sponsor pays all administrative expenses of the Plan.

6.	CHANGES IN PLAN PARTICIPATION

On March 31, 2003, approximately 51% of Plan participants were terminated from the Plan as a result of PICO Holdings, Inc.’s sale of its subsidiary, Sequoia Insurance Company (“Sequoia”). Participants’ account balances became fully vested upon termination. At December 31, 2005, one Sequoia employee, respectively, maintained an account balance in the Plan. The value of this account as of December 31, 2005, totaled $110,831. As of December 31, 2006, there are no participant account balances in the Plan of Sequoia employees.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2006 and 2005, the Plan held 57,045 and 57,125 shares, respectively, of common stock of PICO Holdings, Inc., the Plan Sponsor, with a cost basis of $857,421 and $814,822, respectively. During the year ended December 31, 2006, the Plan recorded no dividend income from such shares.
* * * * * *

SUPPLEMENTAL SCHEDULE

PICO HOLDINGS, INC. EMPLOYEES 401(k)
RETIREMENT PLAN AND TRUST
FORM 5500—SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

	Number		Fair
	of		Market
Description	Shares	Cost	Value
INVESTMENTS:
Mutual funds:
AIM Global Health Care Fund	8,127	$238,498	$231,290
Aston Montag & Caldwell	6,150	153,285	156,762
Blackrock International Value	1,029	28,807	32,016
Columbia Intermediate Bond Z	87,390	784,786	772,529
Dreyfus Emerging Markets	21,108	416,824	445,159
Dreyfus US Treasury Long	1,556	24,808	24,592
Europacific Growth Fund	17,129	610,114	794,441
Gamco Growth	3,767	111,473	115,351
Growth Fund of America	17,684	562,402	577,910
ING GNMA Income Fund	3,218	27,383	26,743
Legg Mason S&P500	16,560	205,440	238,961
NB Focus Trust	10,193	300,546	235,871
Royce Premier Fund	52,614	699,531	929,164
RS Smaller Co	6,558	155,378	138,382
T Rowe Price International Bond Fund	14,443	142,565	139,661
T Rowe Price International Stock	167	2,704	2,804
Washington Mutual Investors	24,946	754,109	867,869

Total mutual funds		5,218,653	5,729,505

Common collective trust fund–MCM Stable Asset Value Fund	96,721	1,325,280	1,426,635

* PICO Holdings, Inc., common stock		857,421	1,983,461

TOTAL		$7,401,354	$9,139,601

*	Party-in-interest.

SIGNATURE
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PICO HOLDINGS, INC. EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST

Date: July 13, 2007	/s/ Maxim C. W. Webb Chief Financial Officer and Treasurer

PICO HOLDINGS, INC.
EMPLOYEES 401(k) RETIREMENT PLAN AND TRUST
ANNUAL REPORT ON FORM 11-K
For plan year ended December 31, 2006
INDEX TO THE EXHIBITS

Exhibit Number	Description

23	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm